     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 27, 1998

                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        AMERICAN HEALTH PROPERTIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                          DELAWARE                                                    95-4084878
                (STATE OR OTHER JURISDICTION                                       (I.R.S. EMPLOYER
             OF INCORPORATION OR ORGANIZATION)                                  IDENTIFICATION NUMBER)

                 6400 SOUTH FIDDLER'S GREEN CIRCLE, SUITE 1800
                           ENGLEWOOD, COLORADO 80111
                                 (303) 796-9793
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                               JOSEPH P. SULLIVAN
                 6400 SOUTH FIDDLER'S GREEN CIRCLE, SUITE 1800
                           ENGLEWOOD, COLORADO 80111
                                 (303) 796-9793
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                                  PAUL HILTON
                          DAVIS, GRAHAM & STUBBS, LLP
                          370 17TH STREET, SUITE 4700
                             DENVER, COLORADO 80202
                                 (303) 892-9400
                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement, as determined by the Registrant.

     If any of the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier registration statement for the same offering. [ ]

                                             (Cover continued on following page)
================================================================================

                        CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                  PROPOSED MAXIMUM         PROPOSED MAXIMUM           AMOUNT OF
 TITLE OF SECURITIES        AMOUNT TO BE           OFFERING PRICE             AGGREGATE              REGISTRATION
  TO BE REGISTERED           REGISTERED            PER UNIT(1)(2)         OFFERING PRICE(2)             FEE(2)
----------------------------------------------------------------------------------------------------------------------
Common Stock, $.01
par value(3)(4)......      250,000 shares             $26.1875                $6,546,875                $1,984
======================================================================================================================

(1) The proposed maximum offering price per unit will be determined from time to time by the Registrant in connection with the issuance by the Registrant of the Common Stock registered hereunder.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c). The registration fee was computed on the basis of the market value of the Common Stock, computed in accordance with Rule 457(c) on the basis of the average of high and low prices per share of such stock on The New York Stock Exchange on March 25, 1998.

(3) The aggregate amount of Common Stock registered hereunder is limited to that which is permissible under Rule 415(a)(4) under the Securities Act of 1933, as amended.

(4) This Registration Statement also covers Preferred Stock Purchase Rights under the Registrant's Preferred Stock Purchase Rights Plan, which are attached to and tradeable only with the shares of Common Stock registered hereby. No registration fees are required for such shares and such rights as they will be issued for no additional consideration.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED MARCH 27, 1998

PROSPECTUS

                        American Health Properties, Inc.

                                 250,000 SHARES

                                  COMMON STOCK
                            ------------------------
    This Prospectus covers the offer and sale of up to 250,000 shares of common stock, $.01 par value per share (the "Common Stock"), of American Health Properties, Inc. ("AHP" or the "Company") that may be offered and issued by the Company from time to time in connection with future acquisitions of other businesses or properties, or securities of other businesses, in business combination transactions in accordance with Rule 415(a)(1)(viii) of Regulation C under the Securities Act of 1933, as amended (the "Securities Act") or otherwise permitted under the Securities Act. This Prospectus, as amended or supplemented, if necessary, also relates to certain shares of Common Stock that may be resold or reoffered by persons who acquired such shares pursuant to this Prospectus (the "Selling Stockholders").

    The Company intends to concentrate its acquisitions in areas related to the current business of the Company. If the opportunity arises, however, the Company may attempt to make acquisitions that are either complementary to its present operations or that it considers advantageous even though they may be dissimilar to its present activities. The consideration for any such acquisition may consist of shares of Common Stock, cash, notes or other evidences of debt, assumptions of liabilities or a combination thereof, as determined from time to time by negotiations between the Company and the owners or controlling persons of businesses or properties to be acquired.

    The shares covered by this Prospectus may be issued in exchange for shares of capital stock, partnership interests or other assets representing an interest, direct or indirect, in other companies or other entities, in exchange for assets used in or related to the business of such entities or otherwise pursuant to the agreements providing for such acquisitions. The terms of such acquisitions and of the issuance of shares of Common Stock under acquisition agreements will generally be determined by direct negotiations with the owners or controlling persons of the business or properties to be acquired or, in the case of entities that are more widely held, through exchange offers to stockholders or documents soliciting the approval of statutory mergers, consolidations or sales of assets. It is anticipated that the shares of Common Stock issued in any such acquisition will be valued at a price reasonably related to the market value of the Common Stock either at the time of agreement on the terms of an acquisition or at or about the time of delivery of the shares of Common Stock.

    It is not expected that underwriting discounts or commissions will be paid by the Company in connection with issuances of shares of Common Stock under this Prospectus. However, finders' fees or brokers' commissions may be paid from time to time in connection with specific acquisitions, and such fees may be paid through the issuance of shares of Common Stock covered by this Prospectus. Any person receiving such a fee may be deemed to be an underwriter within the meaning of the Securities Act.

    The Company's Common Stock is listed on The New York Stock Exchange (Symbol:
"AHE"). The shares covered by this Prospectus will be listed, subject to notice of issuance, on The New York Stock Exchange.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
    MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL
                            ------------------------

               The date of this Prospectus is             , 1998

     No person is authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus or in any accompanying Prospectus Supplement, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any underwriter, agent or dealer. This Prospectus and any accompanying Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person when such an offer would be unlawful.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W. Plaza, Washington, D.C. 20549. The Commission also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information of and concerning the Company. Such reports and proxy statements can also be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and reference is hereby made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Common Stock. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete, and, with respect to each such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, reference is made to the copy of the document so filed. Each statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

     1. Annual Report on Form 10-K for the year ended December 31, 1996.

     2. Quarterly Report on Form 10-Q for the three months ended March 31, 1997.

     3. Quarterly Report on Form 10-Q for the three and six months ended June 30, 1997.

     4. Quarterly Report on Form 10-Q for the three and nine months ended September 30, 1997.

     5. Current Report on Form 8-K, dated August 14, 1995.

     6. Registration Statement on Form 8-A, filed with the Commission on November 7, 1997.

     7. Description of the Company's Preferred Stock, Series A, set forth in the Company's Registration Statement on Form 8-A dated April 20, 1990.

     8. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated herein by reference and to be a part of this Prospectus from the date of filing of each such document.

     Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish without charge to each person, including any beneficial owner of Common Stock, to whom this Prospectus is delivered, upon the request of such person, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to 6400 South Fiddler's Green Circle, Suite 1800, Englewood, Colorado 80111 (Telephone: (303) 796-9793), Attention: Secretary.

     The following information is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, incorporated herein by reference. Certain capitalized terms used herein are defined in the Glossary.

                                  THE COMPANY

     American Health Properties, Inc. (together with its subsidiaries, the "Company") is a self-administered real estate investment trust ("REIT") that commenced operations in 1987. The Company has investments in health care facilities that are operated by qualified third party health care providers, as well as medical office/clinic facilities.

     As of March 15, 1998, the Company's portfolio of investments consisted of 13 acute care hospitals, three psychiatric hospitals owned by the Company, two mortgage loans secured by psychiatric hospitals, three rehabilitation hospitals, six assisted living facilities (two of which are under construction), one mortgage loan secured by a long-term acute care hospital, one long-term acute care hospital, six skilled nursing facilities (two of which are under construction), 12 medical office/clinic facilities and two Alzheimer's care facilities. The Company has separated its business and properties into two distinct units: (i) the Core Group, which includes the Company's acute care, rehabilitation hospitals, assisted living facilities, long-term acute care facilities, skilled nursing facilities, medical office/clinic facilities and Alzheimer's care facilities and (ii) the Psychiatric Group, which includes all of the Company's investments in psychiatric hospitals. The Common Stock is intended to reflect the separate financial performance of the Core Group, while the Company's Psychiatric Group Preferred Stock ("Psychiatric Group Stock") is intended to reflect the separate financial performance of the Psychiatric Group.

     The Company's principal executive office is located at 6400 South Fiddler's Green Circle, Suite 1800, Englewood, Colorado 80111, and its telephone number at such address is (303) 796-9793.

                       MANAGEMENT AND ACCOUNTING POLICIES

     The Company prepares financial statements in accordance with generally accepted accounting principles, consistently applied, for both of the Groups, and these financial statements, taken together, comprise all of the accounts included in the corresponding consolidated financial statements of the Company. The financial statements of each Group principally reflect the investments included therein. Such Group financial statements also include allocated portions of the Company's corporate assets, liabilities (including contingent liabilities), stockholders' equity and items of income, expense and cash flow that are not separately identified with the operations of the other Group. Notwithstanding such allocations for the purpose of preparing Group financial statements, each holder of Common Stock, preferred stock (and depositary shares with respect thereto) or Psychiatric Group Stock is a holder of an issue of capital stock of the entire Company and is subject to risks associated with an investment in the entire Company and all of its businesses, assets and liabilities.

     Cash management and allocation of principal corporate activities between the Psychiatric Group and the Core Group are based upon methods that management believes to be reasonable and are reflected in their respective Group financial statements. The following is a summary of certain policies adopted by the Board and relating to these matters, as in effect as of the date of this Prospectus.

          (i) Cash needs of the Psychiatric Group in excess of cash held by the Psychiatric Group may, at the option of the Board, be funded by advances from the Core Group to the Psychiatric Group constituting additional revolving inter-Group loans, but the aggregate revolving inter-Group loans owed by the Psychiatric Group to the Core Group are limited to a maximum of $7,870,000 at any one time outstanding, subject to reduction of such limit commensurate with any permanent repayment in the future of working capital loans extended to certain psychiatric hospital operators, but in no event will such limit be reduced below $5,000,000.

          (ii) Except as permitted by (i) above, no additional fixed rate or other inter-Group loans will be advanced by the Core Group to the Psychiatric Group.

          (iii) All third party debt incurred by the Company and its subsidiaries is specifically attributed to and reflected on the financial statements of the Core Group except for debt that is non-recourse to the assets of the Core Group.

          (iv) All Common Stock and any other class or series of stock of the Company, including any preferred stock and any depositary shares with respect thereto, other than the Psychiatric Group Stock, as well as the net proceeds of any future issuances thereof, are specifically attributed to and reflected on the financial statements of the Core Group.

          (v) If the Psychiatric Group sells any assets out of the ordinary course ("Psychiatric Group Asset Sales"), the Net Proceeds from Psychiatric Group Asset Sales will be applied, first, to repay revolving inter-Group loans owed by the Psychiatric Group to the Core Group to the extent of the psychiatric hospital operator working capital loans associated with the asset or assets sold, second, to repay fixed rate inter-Group loans owed by the Psychiatric Group to the Core Group (until repaid in full), and third, to repay other revolving inter-Group loans owed by the Psychiatric Group to the Core Group (until repaid in full), before any remaining Net Proceeds from Psychiatric Group Asset Sales may be used to make distributions to holders of the Company's preferred stock or Psychiatric Group Stock as described under "Description of Capital Stock -- Dividends."

          (vi) Excess cash held by the Psychiatric Group (other than Net Proceeds from Psychiatric Group Asset Sales, which is treated as described in (v) above) is applied to reduce revolving inter-Group loans owed by the Psychiatric Group to the Core Group (until repaid in full), subject to the ability of the Psychiatric Group, at the option of the Board, to re-borrow cash from the Core Group up to the limitations described in (i) above to cover future cash needs of the Psychiatric Group (including, without limitation, to fund dividends in a manner consistent with the dividend policy then applicable to the Psychiatric Group Stock).

          (vii) Fixed rate inter-Group loans owed by the Psychiatric Group to the Core Group (a) bear interest at a fixed rate of approximately 13% per annum and (b) are prepayable without premium at any time, at the option of the Board. The higher interest rate charged to the Psychiatric Group reflects management's belief that the consolidated Company is a stronger credit than the Psychiatric Group on a stand alone basis.

          (viii) Revolving inter-Group loans owed by the Psychiatric Group to the Core Group (a) bear interest at a floating rate equal from time to time to the prevailing prime rate (as determined by the Board, whose determination shall be conclusive) plus 2% and (b) are prepayable without premium at any time, at the option of the Board. The higher interest rate charged to the Psychiatric Group reflects management's belief that the consolidated Company is a stronger credit than the Psychiatric Group on a stand alone basis.

          (ix) Cash held by the Psychiatric Group in excess of inter-Group loans owed by the Psychiatric Group required to be repaid as set forth in (v) and
     (vi) above may, at the option of the Board, be advanced to the Core Group as revolving inter-Group loans (to the extent such cash can be beneficially put to use by the Core Group) or otherwise invested on behalf of the Psychiatric Group.

          (x) Revolving inter-Group loans owed by the Core Group to the Psychiatric Group (a) bear interest at a floating rate equal from time to time to the weighted average interest rate borne by the Company's revolving debt (or, for periods in which there is no such revolving debt outstanding, the interest rate at which the Company could borrow on a revolving basis, as determined by the Board, whose determination shall be conclusive) and
     (b) are prepayable without premium at any time, at the option of the Board. The interest rate charged to the Core Group reflects management's belief that the consolidated Company and the Core Group, on a stand alone basis, are comparable credits.

          (xi) As a result of the foregoing, the balance sheet of the Core Group reflects its net revolving and net fixed rate inter-Group loans to or borrowings from the Psychiatric Group, and the balance sheet of the Psychiatric Group reflects its net revolving and net fixed rate inter-Group loans to or borrowings from the Core Group. Similarly, the respective income statements of the Core Group and the Psychiatric Group reflect interest income or expense, as the case may be, associated with such loans or borrowings and the respective statements of cash flows of the Core Group and the Psychiatric Group reflect changes in the amounts thereof deemed outstanding.

          (xii) Corporate, general and administrative costs that cannot be directly allocated to either Group are allocated between the Core Group and the Psychiatric Group on the basis of their respective contributions to revenue, provided that at no time will such expenses allocated to either Group be less than $250,000 per annum.

     Nothing in the foregoing policies obligates the Board to cause the Core Group to provide funds to the Psychiatric Group if the Board determines it is in the best interests of the Company not to do so. The foregoing policies may be modified or rescinded in the sole discretion of the Board without the approval of stockholders, although there is no present intention to do so. The Board could also adopt additional policies depending upon the circumstances. Any determination by the Board to modify or rescind such policies, or to adopt additional policies, including any such decision that could have disparate effects upon holders of Common Stock and Psychiatric Group Stock, would be made by the Board in the good faith belief that such decision is in the best interests of the Company and its stockholders, including the holders of Common Stock and Psychiatric Group Stock. In addition, generally accepted accounting principles would require that changes in accounting principles must be preferable (in accordance with generally accepted accounting principles) to the principles previously in place.

                            SELECTED FINANCIAL DATA

     Set forth below for the years ended December 31, 1996, 1995, 1994 and 1993 are (a) selected consolidated financial data with respect to the Company, (b) selected combined financial data for the Core Group, and (c) selected combined financial data for the Psychiatric Group. The selected financial data should be read in conjunction with the Consolidated, Core Group Combined and Psychiatric Group Combined Financial Statements and accompanying Notes incorporated by reference herein.

                                                                  CONSOLIDATED
                                                            YEARS ENDED DECEMBER 31,
                                                  --------------------------------------------
                                                    1996        1995        1994        1993
                                                  --------    --------    --------    --------
                                                                 (IN THOUSANDS)
Revenues........................................  $ 88,924    $ 91,230    $ 87,027    $ 81,523
Net income (loss)(1)(2).........................  $ 44,379    $ 42,381    $  9,693    $ 50,987
Cash flows from operating activities............  $ 61,241    $ 57,471    $ 54,984    $ 45,884
Dividends declared..............................  $ 53,681    $ 50,769    $ 47,982    $ 44,766
Total assets....................................  $577,882    $586,316    $579,503    $614,453
Total debt......................................  $207,101    $207,378    $245,663    $245,423
Stockholders' equity............................  $345,139    $353,060    $307,501    $343,303

                                                                   CORE GROUP
                                                            YEARS ENDED DECEMBER 31,
                                                  --------------------------------------------
                                                    1996        1995        1994        1993
                                                  --------    --------    --------    --------
                                                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Revenues........................................  $ 81,429    $ 82,913    $ 75,680    $ 73,036
Net income(1)...................................  $ 38,800    $ 36,107    $ 32,548    $ 48,616
Net income per common share(1)(3)...............  $   1.65    $   1.69    $   1.56    $   2.58
Weighted average common shares outstanding(3)...    23,518      21,405      20,856      18,843
Cash flows from operating activities............  $ 54,841    $ 50,413    $ 46,258    $ 41,276
Dividends declared..............................  $ 47,845    $ 44,095    $ 39,303    $ 38,078
Dividends declared per common share(3)..........  $   2.04    $   1.99    $   1.88    $   1.91
Total assets....................................  $527,979    $536,199    $528,686    $532,461
Total attributed debt...........................  $207,101    $207,378    $245,663    $245,423
Total attributed equity.........................  $297,176    $304,947    $259,199    $263,832

                                                               PSYCHIATRIC GROUP
                                                            YEARS ENDED DECEMBER 31,
                                                  --------------------------------------------
                                                    1996        1995        1994        1993
                                                  --------    --------    --------    --------
                                                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Revenues........................................  $  9,174    $ 10,346    $ 15,388    $ 15,317
Net income (loss)(2)............................  $  5,579    $  6,274    $(22,855)   $  2,371
Net income (loss) per depositary share(2)(3)....  $   2.67    $   3.00    $ (10.96)   $   1.26
Weighted average depositary shares
  outstanding(3)................................     2,093       2,091       2,086       1,884
Cash flows from operating activities............  $  6,400    $  7,058    $  8,726    $  4,608
Dividends declared..............................  $  5,836    $  6,674    $  8,679    $  6,688
Dividends declared per depositary share(3)......  $   2.80    $   3.20    $   4.16    $   3.36
Total assets....................................  $ 63,261    $ 64,555    $ 80,245    $116,820
Total attributed debt...........................  $ 13,358    $ 14,438    $ 29,428    $ 34,828
Total attributed equity.........................  $ 47,963    $ 48,113    $ 48,302    $ 79,471

---------------
(1) Includes gain of $19,742,000 in 1993 on the sale of properties or partnership interests therein.

(2) Includes write-downs of $30,000,000 in 1994 relating to investments in psychiatric properties.

(3) For purposes of computing per share and weighted average data for periods prior to the July 25, 1995 distribution of depositary shares, each representing one-tenth of one share of Psychiatric Group Stock (the "Psychiatric Group Depositary Shares"), the number of shares of Common Stock are assumed to be the same as the corresponding number of shares of the Common Stock outstanding prior to July 25, 1995, while the number of Psychiatric Group Depositary Shares are assumed to be one-tenth of the corresponding number of shares of the Common Stock outstanding prior to July 25, 1995.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock is traded on The New York Stock Exchange ("NYSE") under the trading symbol "AHE." The table below shows the reported high and low sales prices for the Company's Common Stock as reported by the NYSE Composite Tape for the last two fiscal years and the cash dividends declared per share with respect to such periods.

                                                                       COMMON STOCK
                                                              -----------------------------
                                                                                  DIVIDENDS
                          QUARTER                             HIGH       LOW      DECLARED
                          -------                             ----       ----     ---------
1997
4th.........................................................  $28        $24       $.5450
3rd.........................................................   25 15/16   24 7/16   .5250
2nd.........................................................   26 3/8     23        .5250
1st.........................................................   26         22 7/8    .5250

1996
4th.........................................................  $24 3/8    $21 1/8   $.5250
3rd.........................................................   23 1/8     20 5/8    .5050
2nd.........................................................   22 3/4     20 1/2    .5050
1st.........................................................   23 7/8     21 1/2    .5050

     As of March 13, 1998, the reported high and low sales prices for the Company's Common Stock for 1998 were $29 and $26, respectively. As of March 13, 1998, there were approximately 3,964 holders of record and 23,965,255 shares outstanding of the Company's Common Stock.

     In general, dividends on the Company's Common Stock and Psychiatric Group Stock are limited by the Company's unsecured revolving credit agreement to 95% of cash flow available for debt service, less interest expense, plus gains on asset dispositions and certain proceeds from the disposition of Psychiatric Group assets after the repayment of Psychiatric Group indebtedness ("PG Excess Proceeds"). Dividends or other distributions paid out of PG Excess Proceeds will be available only for the Psychiatric Group Stock and the Company's 8.60% Cumulative Redeemable Preferred Stock, Series B (the "Series B Preferred Stock"), and will be limited to $30 million in the aggregate and $15 million in any calendar year.

     The Certificate of Designation for the Series B Preferred Stock prohibits the Company from redeeming or declaring a dividend on the Common Stock or the Psychiatric Group Stock unless all cumulative dividends with respect to the Series B Preferred Stock have been paid or funds have been set apart for the payment of such dividends.

     The Company expects that quarterly dividends on the Common Stock and the Psychiatric Group Stock in the future will be based primarily upon the funds from operations attributable to the Core Group and the Psychiatric Group, respectively, after the payment of dividends on the Series B Preferred Stock. Specifically, the Company expects to maintain the Common Stock dividend payout ratio at less than 90% of annual funds from operations attributable to the Core Group and the Psychiatric Group Stock dividend payout ratio (excluding distributions out of PG Excess Proceeds) at less than 95% of annual funds from operations attributable to the Psychiatric Group.

     In addition, the Company expects to use the net proceeds from the disposition of the Psychiatric Group assets initially to repay then outstanding inter-Group loans or other debt owed by the Psychiatric Group. Subject to the rights of holders of the Series B Preferred Stock and any other preferred stock of the Company then outstanding, the Company intends to distribute all remaining net proceeds, if any, to holders of Psychiatric Group Stock by dividend, tender offer, open market or privately negotiated repurchases or otherwise (in cash, or in Common Stock valued at a ten trading day average market value prior to the time of the distribution).

     The payment of dividends on the Common Stock and the Psychiatric Group Stock will also be dependent in part upon the financial condition of the Company as a whole.

     The Company expects the aggregate annual dividends paid on the Common Stock and the Psychiatric Group Stock to be at least sufficient to cause the Company to maintain its status as a REIT. In order to permit the Company to qualify as a REIT, the Company must distribute to stockholders at least 95% of its annual REIT taxable income (which essentially is its net ordinary income, excluding capital gains). Generally, as a result of non-cash items, primarily depreciation, cash dividends have exceeded and may continue to exceed the Company's REIT taxable income and to that extent represent a return of capital.

     Dividends on the Common Stock and the Psychiatric Group Stock will be limited to the available dividend amount attributable to the Core Group and the Psychiatric Group, respectively. The available dividend amount is similar to the amount that would be legally available under Delaware law for the payment of dividends by the Core Group or the Psychiatric Group, as the case may be, if such Group were a separate Delaware corporation. There can be no assurance that there will be an available dividend amount with respect to either Group. As of December 31, 1997, the available dividend amount attributable to the Core Group, after payment of dividends on the Series B Preferred Stock, and the Psychiatric Group as of that date was at least $277.3 million and $36.7 million, respectively. All dividends on Series B Preferred Stock and Common Stock will be deemed to be out of the Core Group's funds and all dividends on Psychiatric Group Stock will be deemed to be out of the Psychiatric Group's funds.

     Dividends on Series B Preferred Stock, the Common Stock and the Psychiatric Group Stock will be further limited to the amount of funds of the Company legally available under Delaware law for the payment of dividends by the Company on its capital stock. As of December 31, 1997, the funds of the Company legally available for the payment of dividends would have been at least $314.0 million. Payments of dividends on any of the Series B Preferred Stock, the Common Stock or the Psychiatric Group Stock will decrease the amount of funds legally available for the payment of dividends on the Series B Preferred Stock, the Common Stock and the Psychiatric Group Stock.

                          DESCRIPTION OF CAPITAL STOCK

     The following description is intended as a summary of the principal provisions of, and is qualified in all respects by reference to, (a) the Company's Certificate of Incorporation and Bylaws previously filed with the Securities and Exchange Commission, (b) the Certificate of Designations specifying the terms of the Psychiatric Group Stock, filed as Exhibit 4.1 to the Current Report on Form 8-K, dated August 14, 1995, (c) the Certificate of Designations specifying the terms of the Series B Preferred Stock, filed as
Exhibit 4.1 to the Registration Statement on Form 8-A, filed with the Commission on November 7, 1997, and (d) the description of the Company's Preferred Stock, Series A (the "Series A Preferred Stock"), contained in the Company's Registration Statement on Form 8-A dated April 20, 1990, each of which is incorporated by reference herein.

GENERAL

     The Certificate of Incorporation of the Company provides that the Company is authorized to issue 100,000,000 shares of Common Stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share, issuable in series by the Board. As of March 13, 1998, the Company had issued and outstanding: (a) 40,000 shares of Series B Preferred Stock, (b) 23,965,255 shares of Common Stock, and (c) approximately 208,000 shares of Psychiatric Group Stock, which constitute a separate series of preferred stock. In addition, the Company is authorized to issue up to 350,000 shares of Series A Preferred Stock in connection with the Company's Preferred Stock Purchase Rights Plan. See "-- Preferred Stock Purchase Rights Plan."

     The currently outstanding shares of Psychiatric Group Stock are the only shares of Psychiatric Group Stock authorized by the Board to be issued, except shares of Psychiatric Group Stock issuable upon exercise of options granted in connection with the transaction in which the Company distributed Depositary Shares representing Psychiatric Group Stock to the holders of the Company's Common Stock (the "Distribution").

     The Series B Preferred Stock is represented by 4,000,000 depositary shares ("Series B Depositary Shares"), each of which represents a one-one-hundredth
( 1/100) interest in a share of Series B Preferred Stock. The Psychiatric Group Stock is also represented by approximately 2,080,000 Psychiatric Group Depositary Shares, each of which represents a one-tenth ( 1/10) interest in a share of Psychiatric Group Stock.

     The authorized but unissued shares of Common Stock of the Company will be available for issuance from time to time by the Company at the sole discretion of the Board for any proper corporate purpose, which could include raising capital, providing compensation or benefits to employees, paying stock dividends or acquiring companies or businesses. Under applicable Delaware law, such future issuances of Common Stock would not require further approval of stockholders, and the Company would not seek approval of stockholders unless such approval would be required by stock exchange regulations, would be in conjunction with a further amendment to the Certificate of Incorporation or would otherwise be deemed advisable by the Board, in its sole discretion.

     Each holder of Series B Preferred Stock, Common Stock or Psychiatric Group Stock is a holder of an issue of capital stock of the entire Company and is subject to the risks associated with an investment in the Company and all of its businesses, assets and liabilities. For example, if the cash flow and proceeds of any sales of assets of the Psychiatric Group should be insufficient to service inter-Group loans or other debt owed by the Psychiatric Group, the Core Group would be adversely affected.

     The Common Stock trades on The New York Stock Exchange, Inc. under the symbol "AHE" and the Psychiatric Group Stock is quoted on the National Association of Securities Dealers Automated Quotations National Market under the symbol "AHEPZ." The Series B Preferred Stock trades on The New York Stock Exchange under the symbol "AHEpB."

RANKING

     With respect to payment of dividends and amounts upon liquidation, dissolution or winding up, the Series B Preferred Stock ranks senior to the Common Stock, the Series A Preferred Stock (if and when issued), and the Psychiatric Group Stock.

     While any Series B Preferred Stock is outstanding, the Company may not authorize, create or increase the authorized amount of any class of security that ranks senior to the Series B Preferred Stock with respect to the payment of dividends or amounts payable upon liquidation, dissolution or winding up, or any class of security convertible into shares of such a class, without the consent of the holders of two thirds of the outstanding Series B Preferred Stock and Parity Shares (as defined below), voting as a single class. However, the Company may create additional classes of other stock, increase the authorized number of shares of preferred stock, issue series of Preferred Stock that are subordinated to the Series B Preferred Stock, or issue series of preferred stock ranking on a parity with the Series B Preferred Stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up (a "Parity Share"), without the consent of the holders of Series B Preferred Stock.

DIVIDENDS

     Holders of the Series B Preferred Stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential annual cash dividends of $215.00 per share (equivalent to $2.15 per Series B Depositary Share per annum). Such dividends are cumulative and payable quarterly in arrears on the last calendar day (or, if such day is not a business day, the next business day) of each February, May, August and November. Dividends on Series B Preferred Stock will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared.

     Subject to the rights, if any, of holders of any other preferred stock (including holders of the Series B Preferred Stock), dividends may be paid on the Common Stock and/or the Psychiatric Group Stock in equal or unequal amounts, when, as and if declared by the Board. Dividends on the Common Stock and Psychiatric Group Stock will be limited to the Available Dividend Amount attributable to the Core Group and the Psychiatric Group, respectively. As of December 31, 1997, the Available Dividend Amount attributable to the Core Group, after payment of dividends on the Series B Preferred Stock and the Psychiatric Group as of that date was at least $277.3 million and $36.7 million, respectively. The Available Dividend Amount is similar to the amount that would be legally available under Delaware law for the payment of dividends by the Core Group or Psychiatric Group, as the case may be, if such Group were a separate Delaware corporation. There can be no assurance that there will be an Available Dividend Amount with respect to either Group.

     The payment of dividends on the Series B Preferred Stock, the Common Stock and the Psychiatric Group Stock will be further limited to the amount of funds of the Company legally available under Delaware law for the payment of dividends by the Company on its capital stock. As of December 31, 1997 the funds of the Company legally available for the payment of dividends would have been at least $314.0 million. Payments of dividends on the Series B Preferred Stock, the Common Stock or the Psychiatric Group Stock will decrease the amount of funds legally available for the payment of dividends on the Series B Preferred Stock, the Common Stock and the Psychiatric Group Stock.

     In general, dividends on the Company's Common Stock and Psychiatric Group Stock are limited by the Company's unsecured revolving credit agreement to 95% of cash flow available for debt service, less interest expense, plus PG Excess Proceeds. Dividends or other distributions paid out of PG Excess Proceeds will be available only for the Psychiatric Group Stock and the Series B Preferred Stock, and will be limited to $30 million in the aggregate and $15 million in any calendar year.

     The Certificate of Designation for the Series B Preferred Stock prohibits the Company from redeeming or declaring a dividend on the Common Stock or the Psychiatric Group Stock unless all cumulative dividends with respect to the Series B Preferred Stock have been paid or funds have been set apart for the payment of such dividends.

     The Company expects that quarterly dividends on the Common Stock and the Psychiatric Group Stock in the future will be based primarily upon the funds from operations attributable to the Core Group and the Psychiatric Group, respectively, after the payment of dividends on the Series B Preferred Stock or any other preferred stock then outstanding (other than the Psychiatric Group Stock). Specifically, the Company expects to maintain the Common Stock dividend payout ratio at less than 90% of annual funds from operations attributable to the Core Group and the Psychiatric Group Stock dividend payout ratio (excluding distributions out of PG Excess Proceeds) at less than 95% of annual funds from operations attributable to the Psychiatric Group.

EXCHANGE AND REDEMPTION

  Series B Preferred Stock

     The Series B Preferred Stock is not redeemable by the Company prior to October 27, 2002. On and after October 27, 2002, the Company, at its option, may redeem the Series B Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $2,500.00 per share of Series B Preferred Stock ($25.00 per Series B Depositary Share), plus accumulated, accrued and unpaid dividends thereon to the date fixed for redemption, without interest. The redemption price of the Series B Preferred Stock (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely out of proceeds from the sale of other capital stock of the Company, which may include Common Stock, preferred stock, depositary shares, interests, participations or other ownership interests in the Company however designated (other than debt securities convertible into or exchangeable for equity securities), and any rights, warrants or options to purchase any thereof.

     Unless full cumulative dividends on all Series B Preferred Stock and any Parity Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no Series B Preferred Stock or Parity Shares may be redeemed or purchased by the Company except pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series B Preferred Stock or Parity Shares, as the case may be.

     The Series B Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption.

  Common Stock

     The Certificate of Incorporation does not provide for either mandatory or optional conversion, exchange or redemption rights relating to outstanding shares of Common Stock.

  Psychiatric Group Stock

     Subject to the rights of the holders of the Series B Preferred Stock and any other preferred stock then outstanding, the Company may, at any time commencing one year after the date of the Distribution and in its sole discretion, redeem all outstanding shares of Psychiatric Group Stock for cash in an amount, or in exchange for newly issued shares of Common Stock having an aggregate value (based on the average Market Value for the ten consecutive Trading Days ending on the last Trading Day prior to the date on which notice of such exchange is mailed to holders of Psychiatric Group Stock), equal to 115% of the average Market Value during such ten Trading Day period of the shares of Psychiatric Group Stock being redeemed; provided, however, that in connection with the sale of all or substantially all of the assets of the Psychiatric Group the Company may at any time after the date of the Distribution redeem all outstanding shares of Psychiatric Group Stock for cash or in exchange for newly issued shares of Common Stock having an aggregate value (based on the average Market Value for the ten consecutive Trading Days ending on the last Trading Day prior to the date on which notice of such exchange is mailed to holders of Psychiatric Group Stock), equal to 105% of the average Market Value during such ten Trading Day period of the shares of Psychiatric Group Stock being redeemed.

     If at any time commencing one year after the date of the Distribution, the Fair Market Value of the assets (other than cash, deposits and readily marketable securities) of the Psychiatric Group (as determined by the Board, whose determination shall be conclusive) is less than $10,000,000, the Company may, in its sole discretion, redeem all outstanding shares of Psychiatric Group Stock for cash in an amount, or in exchange for newly issued shares of Common Stock having an aggregate value (based on the average Market Value for the ten consecutive Trading Days ending on the last Trading Day prior to the date on which notice of such exchange is mailed to holders of Psychiatric Group Stock), equal to 105% of the Net Fair Market Value of the Psychiatric Group (as determined by the Board, whose determination shall be conclusive).

VOTING RIGHTS

  Series B Preferred Stock

     Except as indicated below, or except as otherwise from time to time required by applicable law, the holders of Series B Preferred Stock have no voting rights.

     If six consecutive quarterly dividends payable on the Series B Preferred Stock or any Parity Shares are in arrears, whether or not earned or declared, the number of directors then constituting the Board of Directors of the Company will be increased by two, and the holders of Series B Preferred Stock, voting together as a class with the holders of any other series of Parity Shares, will have the right to elect two additional directors to serve on the Company's Board of Directors at any annual meeting of shareholders or a properly called special meeting of the holders of the voting Parity Shares until all such dividends and dividends for the current quarterly period on the Series B Preferred Stock and such other voting Parity Shares have been declared and paid or set aside for payment. Such voting rights will terminate when all such accrued and unpaid dividends have been declared and paid or set aside for payment. The term of office of all directors so elected will terminate with the termination of such voting rights.

     The approval of two thirds of the outstanding Series B Preferred Stock and all other Parity Shares similarly affected, voting as a single class, is required in order to (i) amend the Certificate of Incorporation to affect materially and adversely the rights, preferences or voting power of the holders of the Series B Preferred Stock or the Parity Shares (except that if such amendment would materially and adversely affect any right, preference, privilege or voting power of the Series B Preferred Stock or another series of Parity Shares that is not enjoyed by the other, then the approval of two thirds of the holders of all series similarly affected shall be required); (ii) enter into a share exchange that affects the Series B Preferred Stock, or consolidate the Company with or merge the Company with another entity, unless in each such case each share of Series B Preferred Stock remains outstanding without a material adverse change to its terms and rights or is converted into or exchanged for preferred stock of the surviving entity having preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption thereof identical to that of the Series B Preferred Stock (except for changes that do not materially and adversely affect the holders of Series B Preferred Stock); or (iii) authorize, reclassify, create or increase the authorized or issued amount of any shares of any class, or any security convertible into shares of any class, having rights senior to the Series B Preferred Stock with respect to the payment of dividends or the distribution of assets or amounts upon liquidation, dissolution or winding up of the Company.

  Common Stock

     Holders of Common Stock are entitled to one vote per share and vote as one class with the holders of Psychiatric Group Stock (together with any other series of preferred stock outstanding at the time of such vote and so entitled to vote) on all matters submitted to stockholders, other than matters which would be required by law or the Company's Certificate of Incorporation to be submitted to a separate class vote.

  Psychiatric Group Stock

     Holders of Psychiatric Group Stock are entitled to a variable number of votes per share equal to the ratio (calculated to the nearest three decimal places) of the average Market Value of one share of Psychiatric Group Stock to one share of Common Stock for the ten consecutive Trading Days ending on the last Trading

Day prior to the applicable record date, and could have more than, less than or exactly one vote per share. This formula is intended to equate the proportionate voting rights of the Common Stock and Psychiatric Group Stock to their respective Market Values at the time of any vote. Holders of Psychiatric Group Stock vote as one class with holders of Common Stock (together with any other series of preferred stock outstanding at the time of such vote and so entitled to vote) on all matters submitted to stockholders, other than matters which would be required by law or the Company's Certificate of Incorporation to be submitted to a separate class vote. Each holder of Depositary Shares representing interests in Psychiatric Group Stock is, through the depositary share arrangements relating thereto, entitled to a number of votes per Depositary Share equal to one-tenth the number of votes to which a holder of one share of Psychiatric Group Stock is entitled.

     No class vote of holders of Psychiatric Group Stock is required upon a merger or consolidation if (a) the Psychiatric Group Stock remains outstanding and unchanged as a result of the merger or consolidation, (b) the type and amount of consideration for such merger or consolidation is divided between holders of Psychiatric Group Stock and holders of Common Stock in a manner determined to be fair by the Board (whose determination shall be conclusive) or
(c) the Psychiatric Group Stock is converted into capital stock of the surviving company to the merger or consolidation having terms substantially similar to the terms of the Psychiatric Group Stock. A class vote of the holders of a majority of the outstanding shares of Psychiatric Group Stock is required for any other merger or consolidation.

     Provisions of the Company's Certificate of Incorporation require that any action permitted or required to be taken by the stockholders must be effected at a duly called annual or special meeting; stockholders cannot take any action by written consent of the stockholders. Special meetings of the stockholders may be called only by a majority of the Board, by the Chairman of the Board or by the President and may not be called by the stockholders.

     Neither the holders of Common Stock nor the holders of Psychiatric Group Stock have any cumulative voting rights or any preemptive rights to subscribe for or purchase additional shares of capital stock or any other obligations convertible into or exercisable for shares of capital stock that may hereafter be issued by the Company.

LIQUIDATION

  Series B Preferred Stock

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series B Preferred Stock will be entitled to receive out of assets of the Company legally available for distribution to stockholders a liquidation preference of $2,500.00 per share of Series B Preferred Stock ($25.00 per Series B Depositary Share), plus an amount per share of Series B Preferred Stock equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders, and no more.

     Until the holders of Series B Preferred Stock and Parity Shares have been paid their liquidation preference in full, no payment will be made to any holder of shares that are subordinated to the Series B Preferred Stock or Parity Shares upon the liquidation, dissolution or winding up of the Company. If upon any liquidation, dissolution or winding up of the Company, the assets of the Company, or proceeds thereof, distributable among the holders of the Series B Preferred Stock are insufficient to pay in full the amount payable upon liquidation with respect to the Series B Preferred Stock and any other Parity Shares, then such assets, or the proceeds thereof, will be distributed among the holders of Series B Preferred Stock and any such Parity Shares ratably in accordance with the respective amounts which would be payable on such Series B Preferred Stock and any such Parity Shares if all amounts payable thereon were paid in full. Neither a consolidation nor a merger of the Company with another entity, a statutory share exchange by the Company or a sale, lease or transfer of all or substantially all of the Company's assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of the Company.

  Common Stock and Psychiatric Group Stock

     Subject to the rights of the holders of the Series B Preferred Stock and any other preferred stock then outstanding, in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, holders of Common Stock and Psychiatric Group Stock are entitled to receive their respective proportionate interests in the net assets of the Company, if any, remaining for distribution to holders of stock (after payment or provision for all liabilities, including contingent liabilities, of the Company and payment of the liquidation preference payable to holders of any other series of preferred stock ranking senior to the Psychiatric Group Stock as to distributions upon liquidation) pro rata based upon the average Market Value of the Common Stock as compared to the average Market Value of the Psychiatric Group Stock, in each case for the ten consecutive Trading Days ending on the Trading Day prior to the date of the first public announcement of (i) a voluntary liquidation, dissolution or winding-up of the Company or (ii) the institution of any proceeding for the involuntary liquidation, dissolution or winding-up of the Company; provided that if the foregoing would result in a liquidation payment valued at less than $1.00 per share of the Psychiatric Group Stock, the holders of Psychiatric Group Stock are not entitled to a proportionate interest in such net assets but instead are entitled to receive a liquidation preference of $1.00 per share (and no more) before any payment may be made to holders of Common Stock.

     Neither the merger nor consolidation of the Company into or with any other corporation, nor the merger or consolidation of any other corporation into or with the Company, nor a sale, transfer or lease of all or any part of the assets of the Company, would be deemed a liquidation, dissolution or winding-up for these purposes.

CONVERSION

     Neither the Series B Preferred Stock nor the Common Stock is not convertible into or exchangeable for any other property or securities of the Company at the option of the holder. The Psychiatric Group Stock may be exchanged for shares of Common Stock in certain circumstances and at the option of the Company. See "-- Exchange and Redemption."

DETERMINATIONS BY THE BOARD

     The Company's Certificate of Incorporation provides that a Director will not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) pursuant to specific provisions of Delaware law or (iv) for any transaction from which the Director derived any improper personal benefit. The liability of Directors will be further eliminated or limited to the fullest extent permitted by future changes in Delaware law. In addition, the Certificates of Designations relating to the Series B Preferred Stock and the Psychiatric Group Stock provides that any determinations made in good faith by the Board under such Certificates of Designations, and any determinations with respect to either Group or the rights of holders of shares of Series B Preferred Stock, Common Stock or Psychiatric Group Stock made pursuant to or in furtherance of such Certificates of Designations, will be final and binding on all stockholders of the Company, subject to the rights of stockholders under Delaware law and under the federal securities laws.

PREFERRED STOCK PURCHASE RIGHTS PLAN

     On April 20, 1990, the Company distributed to its holders of Common Stock one preferred stock purchase right (each, a "Right") for each outstanding share of Common Stock. Under certain conditions, each Right may be exercised to purchase one one-hundredth of a share of Series A Preferred Stock, at a price of $45. The total number of Rights issued or issuable at December 31, 1997, including Rights issuable in connection with Common Stock that may be issued under the Company's stock incentive plans and upon the conversion of the Company's outstanding Swiss franc convertible bonds, was approximately 25,719,000. Approximately 257,000 shares of Series A Preferred Stock could be purchased upon the exercise of all Rights issued or issuable at December 31, 1997. The number of Rights outstanding and shares of Series A Preferred

Stock issuable upon exercise, as well as the Series A Preferred Stock purchase price, are subject to customary antidilution adjustments.

     The Rights are evidenced by the certificates for shares of Common Stock, and in general are not transferable apart from the Common Stock or exercisable until after a party has acquired beneficial ownership of or made a tender offer for 10% or more of the outstanding Common Stock of the Company (an "Acquiring Person"), or the occurrence of other events as specified in the Rights Plan. Under certain conditions as specified in the Rights Plan, including but not limited to the acquisition by a party of 15% or more of the outstanding Common Stock of the Company or the acquisition of the Company in a merger or other business combination, each holder of a Right (other than an Acquiring Person, whose Rights will be void) will receive upon exercise thereof and payment of the exercise price that number of shares of Common Stock of the Company or of the other party, as applicable, having a market value of two times the exercise price of the Right.

     The Rights expire on April 20, 2000, and until exercised, the holder thereof, as such, will have no rights as a shareholder of the Company. At the Company's option, the Rights may be redeemed in whole at a price of $.01 per Right at any time prior to becoming exercisable. In general, the Company may also exchange the Rights at a ratio of one share of Common Stock per Right after becoming exercisable but prior to the acquisition of 50% or more of the outstanding shares of Common Stock by any party.

     Series A Preferred Stock issuable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred Stock will have 100 votes and will be entitled to (a) dividends in an amount equal to the greater of $1.00 or 100 times the amount of the dividends per share paid on the Common Stock, (b) a liquidation preference in an amount equal to the greater of $100 or 100 times the amount per share paid on the Common Stock and (c) a payment in connection with a business combination (in which shares of Common Stock are exchanged) equal to 100 times the amount per share paid on the Common Stock.

     Neither the Series B Preferred Stock nor the Psychiatric Group Stock includes, or entitles the holders thereof to receive, the Rights, which are applicable only to the Common Stock.

LIMITS ON STOCK OWNERSHIP

     The Company's Certificate of Incorporation provides that as a condition to the transfer and/or registration of transfer of any shares of capital stock of the Company which would result in any stockholder owning, directly or indirectly, shares in excess of 9% of the issued and outstanding capital stock of the Company, the proposed transferee must file with the Company an affidavit setting forth the number of shares owned, directly or indirectly, by such transferee. Any acquisition of shares, transfer of shares or any options, warrants or other securities convertible into shares that would result in the disqualification of the Company as a REIT will be deemed void to the fullest extent permitted under applicable law and the intended transferee shall be deemed never to have had an interest therein. If more than 9.8% of the capital stock of the Company has become concentrated in the hands of one beneficial owner, (i) such beneficial owner and its affiliates and associates will be deemed to have offered to sell to the Company or its designee on the date specified in the Company's notice of acceptance of such offer to sell such number of shares sufficient, in the opinion of the Board, to maintain or bring the direct or indirect ownership of the capital stock of the Company held by such beneficial owner to a level of no more than 9.8% of the issued and outstanding capital stock of the Company, and (ii) the Board also will refuse to transfer or issue shares of capital stock to any person whose acquisition of such shares would result in the direct or indirect ownership by that person of more than 9.8% of the issued and outstanding capital stock of the Company. The purchase price for any shares of capital stock of the Company so redeemed will be equal to the fair market value of the shares reflected in the closing sales price for the shares, if then listed on a national securities exchange, or the average of the closing sales prices for the shares if then listed on more than one national securities exchange, or if the shares are not then listed on a national securities exchange, the latest bid quotation for the shares if then traded over-the-counter, on the last business day immediately preceding the day on which notice of acceptance of the offer of sale is sent by the Company, or, if no such closing sales prices or quotations are available, then the purchase price will be equal to the net asset value of such shares as determined in good faith by the Board. The purchase price of any such shares acquired by the Company, or its designee, will be paid, at the option of the Company, in cash or in the form of an unsecured, subordinated promissory note of the Company, or its designee, bearing interest and having a term to maturity (to be not less than 5 nor more than 20 years) as determined by the Board. From and after the tender by the Company of the purchase price therefor, the holder of any shares of capital stock of the Company so called for purchase will cease to be entitled to any rights as a holder of such shares, except the right to payment of the purchase price therefor.

BUSINESS COMBINATION PROVISIONS

     The Certificate of Incorporation requires that Business Combinations (as defined in the Certificate of Incorporation) between the Company and a Beneficial Owner (as defined in the Certificate of Incorporation) of 10% or more of the Company's outstanding shares of Voting Stock (as defined in the Certificate of Incorporation) (a "Related Person"), and any Affiliate (as defined in the Certificate of Incorporation) or Associate (as defined in the Certificate of Incorporation) of such person, be approved by (i) the affirmative vote of the holders of not less than 80% of the outstanding shares of Voting Stock and (ii) the holders of a majority of the outstanding shares of Voting Stock other than such Related Person and such person's Associates and Affiliates, unless a majority of the Continuing Directors (as defined in the Certificate of Incorporation) shall have approved the Business Combination or shall have approved the acquisition of outstanding shares of Voting Stock which caused the Related Person to become a Related Person. In general, Voting Stock means the capital stock of the Company entitled to vote generally in the election of directors, including the Psychiatric Group Stock, and each share is allocated for this purpose the number of votes granted to it generally in the election of directors.

     A "Business Combination" is defined in the Certificate of Incorporation as
(a) any merger or consolidation of the Company or any subsidiary (other than pursuant to Section 253 of the Delaware General Corporation Law with or into any corporation which owns at least 90% of the outstanding shares of each class of stock of the Company or its subsidiary, as applicable) with a Related Person or any other corporation (whether or not itself a Related Person) which is, or after such merger or consolidation would be, an Affiliate or Associate of a Related Person, (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with a Related Person or such person's Affiliates or Associates of any assets of the Company (including the securities of a subsidiary) or a subsidiary having a fair market value of $20 million or more, (c) the issuance or transfer of any securities of the Company or a subsidiary by the Company or such subsidiary to any Related Person having an aggregate fair market value of $20 million or more, other than by any distribution pro rata to, or exchange offer made to, all holders of a publicly held class or series of stock of the Company or any of its subsidiaries, or upon the exercise, conversion or exchange of securities of the Company or any of its subsidiaries which are exercisable, convertible or exchangeable into or for securities of the Company or any of its subsidiaries,
(d) the adoption of any plan or proposal for the liquidation or dissolution of the Company by or on behalf of a Related Person or any of such person's Affiliates or Associates or (e) any reclassification of securities or recapitalization of the Company (including any reverse stock split), or any merger or consolidation of the Company with any of its subsidiaries or any other transaction involving the Company or any of its subsidiaries (whether or not with or into or otherwise involving a Related Person) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of voting stock of the Company or of any of its subsidiaries directly or indirectly owned by any Related Person or such person's Associates or Affiliates.

     The Company is also subject to the provisions of Section 203 of the Delaware General Corporation Law, which relate to business combinations.

STAGGERED BOARD; REMOVAL OF DIRECTORS

     The Board is divided into three classes, each class consisting, as nearly as may be possible, of one-third of the total number of Directors. Directors are elected for a three-year term and the term of one class expires each year. A Director holds office until the annual meeting for the year in which his or her term expires. If the number of Directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of Directors in each class as nearly equal as possible, but in no case will a decrease in the number of Directors shorten the term of any incumbent Director. Under Delaware law, because the Board is divided into classes, no Director may be removed from office before expiration of his or her term except for cause.

VOTE REQUIRED TO CHANGE CERTAIN PROVISIONS

     The provisions described under "Limits on Stock Ownership" and "Business Combination Provisions" above may not be amended without the affirmative vote of stockholders holding at least 80% of the Voting Stock of the Company and, with respect to the provisions under "Business Combination Provisions" only, a majority vote of the stockholders of Voting Stock who are Disinterested Stockholders (as defined in the Certificate of Incorporation). The provisions described under "Staggered Board" above may not be amended without the affirmative vote of stockholders holding at least 66 2/3% of the outstanding shares of capital stock of the Company entitled to vote generally in the election of Directors.

CERTAIN ANTI-TAKEOVER EFFECTS

     The provisions described under "-- Preferred Stock Purchase Rights Plan," "-- Limits on Stock Ownership," "-- Business Combination Provisions" and
"-- Staggered Board" above may have the effect of discouraging unilateral tender offers or other takeover proposals which certain stockholders might deem in their interests or in which they might receive a substantial premium over market price for their shares. The Board's authority to issue and establish the terms of currently authorized preferred stock without stockholder approval may also have the effect of discouraging takeover attempts. The provisions could also have the effect of insulating current management against the possibility of removal and could, by possibly reducing temporary fluctuations in market price caused by accumulations of Common Stock, deprive stockholders of opportunities to sell at a temporarily higher market price. However, the Board believes that the Preferred Stock Purchase Rights Plan and inclusion of the Business Combination and Staggered Board provisions may help assure fair treatment of stockholders and continuity of management and that the Limits on Stock Ownership provision is reasonably necessary to safeguard the Company's REIT status.

STOCK REGISTRAR AND TRANSFER AGENT

     ChaseMellon Shareholder Services L.L.C. is the registrar and transfer agent for the Common Stock and the Psychiatric Group Stock. ChaseMellon Shareholder Services L.L.C. is also depositary for the depositary shares with respect to the Series B Preferred Stock and the Psychiatric Group Stock.

                              PLAN OF DISTRIBUTION

     This Prospectus relates to 250,000 shares of Common Stock that may be offered and issued by the Company from time to time in connection with future acquisitions of other businesses or properties, or securities of other businesses, by the Company. This Prospectus, as amended or supplemented, if necessary, also relates to certain shares of Common Stock that may be resold or reoffered by persons who acquired such shares pursuant to this Prospectus.

     The Company intends to concentrate its acquisitions in areas related to the current business of the Company. If the opportunity arises, however, the Company may attempt to make acquisitions that are either complementary to its present operations or that it considers advantageous even though they may be dissimilar to its present activities. The consideration for any such acquisition may consist of shares of Common Stock, cash, notes, or other evidences of debt, assumptions of liabilities or a combination thereof, as determined from time to time by negotiations between the Company and the owners or controlling persons of businesses or properties to be acquired.

     The shares covered by this Prospectus may be issued in exchange for shares of capital stock, partnership interests or other assets representing an interest, direct or indirect, in other companies or other entities, in exchange for assets used in or related to the business of such entities or otherwise pursuant to the agreements providing for such acquisitions. The terms of such acquisitions and of the issuance of shares of Common Stock under acquisition agreements will generally be determined by direct negotiations with the owners or controlling persons of the business or properties to be acquired or, in the case of entities that are more widely held, through exchange offers to stockholders or documents soliciting the approval of statutory mergers, consolidations or sales of assets. It is anticipated that the shares of Common Stock issued in any such acquisition will be valued at a price reasonably related to the market value of the Common Stock either at the time of agreement on the terms of an acquisition or at or about the time of delivery of the shares.

     It is not expected that underwriting discounts or commissions will be paid by the Company in connection with issuances of shares of Common Stock under this Prospectus. However, finders' fees or brokers' commissions may be paid from time to time in connection with specific acquisitions, and such fees may be paid through the issuance of shares of Common Stock covered by this Prospectus. Any person receiving such a fee may be deemed to be an underwriter within the meaning of the Securities Act.

     The sale of all or a portion of the shares of Common Stock offered hereby by the Selling Stockholders may be effected from time to time on The New York Stock Exchange at prevailing prices at the time of such sales, at prices related to such prevailing prices or at negotiated prices. The Selling Stockholders may sell all or a portion of the shares offered hereby in private transactions or in the over-the-counter market at prices related to the prevailing prices of the shares on The New York Stock Exchange.

     The Selling Stockholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders. The Selling Stockholders and any broker-dealers that participate in the distribution may under certain circumstances be deemed to be underwriters within the meaning of the Securities Act, and any commissions received by such broker-dealers and any profits realized on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. The Company and the Selling Stockholders may agree to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act. In addition, the Company may agree to indemnify the Selling Stockholders and any underwriter with respect to the shares of Common Stock offered hereby against certain liabilities, including, without limitation, certain liabilities under the Securities Act, or, if such indemnity is unavailable to contribute toward amounts required to be paid in respect of such liabilities.

     To the extent required under the Securities Act, a supplemental prospectus will be filed, disclosing (a) the name of any Selling Stockholders, (b) the name of any such broker-dealers, (c) the number of shares involved, (d) the price at which such shares are to be sold, (e) the commissions paid or discounts or concessions allowed to such broker-dealer, where applicable, (f) that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, as supplemented, and (g) other facts material to the transaction.

     There is no assurance that any of the Selling Stockholders will sell any or all of the shares of Common Stock offered hereby.

     The Company may agree to pay certain costs and expenses incurred in connection with the registration of the shares of Common Stock offered hereby, except that the Selling Stockholders shall be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of such shares.

     The Company may agree to keep the Registration Statement relating to the offering and sale by the Selling Stockholders of the shares of Common Stock continuously effective until a fixed date or such earlier date as such shares of Common Stock may be resold without registration under the provisions of the Securities Act.

                              SELLING STOCKHOLDERS

     The Selling Stockholders may sell the shares of Common Stock offered hereby from time to time and may choose to sell less than all or none of such shares.

                             VALIDITY OF SECURITIES

     The validity of the Common Stock offered will be passed upon for the Company by Davis, Graham & Stubbs, LLP, Denver, Colorado.

                                    EXPERTS

     The consolidated balance sheets of American Health Properties, Inc. and subsidiaries as of December 31, 1996 and December 31, 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996; the combined balance sheets of the Core Group (a business unit of American Health Properties, Inc.) as of December 31, 1996 and December 31, 1995 and the related combined statements of operations, total attributed equity and cash flows for each of the three years in the period ended December 31, 1996; and the combined balance sheets of the Psychiatric Group (a business unit of American Health Properties, Inc.) as of December 31, 1996 and December 31, 1995 and the related combined statements of operations, total attributed equity and cash flows for each of the three years in the period ended December 31, 1996, incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as stated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                                    GLOSSARY

     "Available Dividend Amount," on any date (the "calculation date") with respect to the Common Stock or the Psychiatric Group Stock (the "subject group stock") issued with reference to either Group (the "subject group"), means either:

          (i) the excess of (x) an amount equal to the total assets of the subject group less its total liabilities as of such calculation date, determined in accordance with Delaware law applied as if the subject group were a Delaware corporation, over (y) the sum of the aggregate par value of all outstanding subject group stock and all other capital stock of the Company attributed to the subject group; or

          (ii) in case there shall be no such excess, an amount equal to the net profits, if any, of the subject group for the fiscal year in which the dividend is declared and/or the preceding fiscal year, determined in accordance with Delaware law applied as if the subject group were a Delaware corporation.

     "Board" means the Board of Directors of the Company.

     "Core Group" means all assets and liabilities of, and all activities engaged in by, the Company and its subsidiaries, other than assets, liabilities and activities which comprise part of the Psychiatric Group. Future issuances of Common Stock or any other capital stock of the Company (other than Psychiatric Group Stock) will be deemed to be for the account of, and net proceeds from such issuances will be deemed to be assets of, the Core Group. All dividends or other distributions on or repurchases of the Common Stock or any other capital stock of the Company (other than Psychiatric Group Stock), and all costs attributed by the Board to the Core Group, will be deemed to be funded out of assets of the Core Group. In the case of an issuance of shares of Common Stock as a dividend or other distribution on Psychiatric Group Stock, the Psychiatric Group will be deemed to have purchased such shares for an amount equal to the average Market Value of such shares for the ten consecutive Trading Days ending on the last Trading Day prior to the record date for determining holders of Psychiatric Group Stock entitled to receive such dividend or distribution, and an amount equal to such purchase price shall be deemed to have been transferred from the Psychiatric Group to the Core Group.

     "Fair Market Value" for any assets means the price that a willing buyer adequately informed and not compelled to buy would pay for such assets to a willing seller adequately informed and not compelled to sell, as determined by the Board (whose determination shall be conclusive).

     "Funds From Operations" as used herein means net income (loss) computed in accordance with GAAP, excluding gains (losses) from sales of property, adjusted for write-downs of mortgage notes and investments in real estate and certain other non-cash items, primarily depreciation and amortization. Funds From Operations does not represent cash generated from operating activities in accordance with GAAP and should not be considered an alternative to net income as an indicator of the Company's operating performance or an alternative to cash flow as a measure of liquidity.

     "GAAP" means generally accepted accounting principles.

     "Group" means the Core Group or the Psychiatric Group.

     "Market Value" of any stock on any Trading Day means the average of the high and low reported sales prices regular way of a share of such stock on such Trading Day or in case no such reported sale takes place on such Trading Day the average of the reported closing bid and asked prices regular way of a share of such stock on such Trading Day, in either case on The New York Stock Exchange Composite Tape or other national securities exchange, or if the shares of such stock are not listed or admitted to trading on any national securities exchange on such Trading Day, on the NASDAQ/NM, or if the shares of such stock are not listed or admitted to trading on any national securities exchange or quoted on such National Market on such Trading Day, the average of the closing bid and asked prices of a share of such stock in the over-the-counter market on such Trading Day as furnished by any New York Stock Exchange member firm selected from time to time by the Company, or if such closing bid and asked prices are not made available by any such New York Stock Exchange member firm on such Trading Day, the market value of a share of such stock (as determined by the Board, whose determination shall be conclusive); provided that, for purposes of determining the ratios which compare the Market Values of Common Stock and Psychiatric Group Stock, as calculated over any period, (i) the "Market Value" of any share of Common Stock and/or Psychiatric Group Stock on any day prior to the "ex" date or any similar date occurring during such period for any dividend or distribution paid or to be paid with respect to such stock shall be reduced by the fair market value of the per share amount of such dividend or distribution (as determined by the Board, whose determination shall be conclusive) and (ii) the "Market Value" of any share of Common Stock and/or Psychiatric Group Stock on any day prior to (A) the effective date of any subdivision (by stock split or otherwise) or combination occurring during such period or (B) the "ex" date or any similar date occurring during such period for any dividend or distribution with respect to such stock in shares of such stock shall be appropriately adjusted to reflect such subdivision, combination, dividend or distribution. For purposes of the foregoing, the Market Value of the Psychiatric Group Stock on any day will be deemed to equal ten times (or such other ratio as reflects the number or fraction of shares of Psychiatric Group Stock that a Depositary Share represents, if such number or fraction is changed) the Market Value of the Depositary Shares on such day.

     "NASDAQ/NM" means the National Association of Securities Dealers Automated Quotations National Market.

     "Net Fair Market Value" of the Psychiatric Group or Core Group, as the case may be, means the hypothetical Fair Market Value of 100% of the stock of a corporation, assuming the corporation had all of the assets and liabilities of such Group and no other assets or liabilities, as determined by the Board (whose determination shall be conclusive).

     "Net Proceeds from Psychiatric Group Asset Sales" means the net proceeds of any sales of Psychiatric Group investments (after transaction costs and reserves for contingencies).

     "Psychiatric Group" means (a) the interests of the Company and its subsidiaries in their respective investments in psychiatric hospitals, (b) all activities engaged in by the Company and its subsidiaries in connection with such investments and (c) all assets and liabilities of the Company or any of its subsidiaries relating to or arising out of, or otherwise attributed by the Board to, such investments or activities. Future issuances of Psychiatric Group Stock will be deemed to be for the account of, and net proceeds from such issuances will be deemed to be assets of, the Psychiatric Group. All dividends or other distributions on or repurchases of the Psychiatric Group Stock, and all costs attributed by the Board to the Psychiatric Group, will be deemed to be funded out of assets of the Psychiatric Group. In the case of an issuance of shares of

Common Stock as a dividend or other distribution on Psychiatric Group Stock, the Psychiatric Group will be deemed to have purchased such shares for an amount equal to the average Market Value of such shares for the ten consecutive Trading Days ending on the last Trading Day prior to the record date for determining holders of Psychiatric Group Stock entitled to receive such dividend or distribution, and an amount equal to such purchase price shall be deemed to have been transferred from the Psychiatric Group to the Core Group.

     "REIT" means a real estate investment trust.

     "Trading Day" means each weekday other than any day on which the Common Stock or Depositary Shares, as the case may be, is not traded on any national securities exchange or the NASDAQ/NM or in the over-the-counter market.

======================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS
                                   PROSPECTUS

                                       PAGE
                                       ----
Available Information................     2
Incorporation of Certain Documents by
  Reference..........................     2
The Company..........................     4
Management and Accounting Policies...     4
Selected Financial Data..............     7
Price Range of Common Stock and
  Dividends..........................     8
Description of Capital Stock.........    10
Plan of Distribution.................    18
Validity of Securities...............    20
Experts..............................    20
Glossary.............................    20

======================================================
======================================================
                                 250,000 SHARES

                        AMERICAN HEALTH PROPERTIES, INC.
                                  COMMON STOCK
                            ------------------------
                                   PROSPECTUS
                            ------------------------
                                     , 1998

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law grants to the Company the power to indemnify its directors, employees and agents against liability arising out of their respective capacities as directors, officers employees or agents. Article V of the Company's Certificate of Incorporation provides for the limitation of personal liability of the directors of the Company as follows:

                                   ARTICLE V

                     PROVISIONS FOR DEFINING, LIMITING AND
                        REGULATING CERTAIN POWERS OF THE
                        CORPORATION AND OF THE DIRECTORS
                                AND STOCKHOLDERS

          Section 4. A Director of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived any improper personal benefit. If the Delaware General Corporation Law is amended after the date hereof to permit the further elimination or limitation of the personal liability of directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

     Article V of the Company's Bylaws provides for indemnification of officers, directors and employees of the Company as follows:

          Section 13. Indemnification. Each officer, director and employee of the Corporation shall be indemnified by the Corporation as provided in the Certificate of Incorporation.

          The Company has entered into indemnification agreements with its directors that would require the Company, subject to any limitations on the maximum permissible indemnification that may exist at law, to indemnify a director for claims that arise because of his capacity as a director. The Company also provides its directors and officers with coverage pursuant to a policy of directors' and officers' liability insurance.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

          3.1            -- Restated Certificate of Incorporation, incorporated by
                            reference from Exhibit 4.1 to the Company's Registration
                            Statement on Form S-3 (No. 33-61895)
          3.2            -- Amended and Restated Bylaws of the Company, filed as
                            Exhibit 3.2 to the Company's Annual Report on Form 10-K
                            for the year ended December 31, 1992, and incorporated
                            herein by reference.
          4.1            -- Rights Agreement dated as of April 10, 1990, filed as
                            Exhibit 2 to the Company's Registration Statement on Form
                            8-A dated April 20, 1990, and incorporated herein by
                            reference.
          4.2            -- Indenture dated as of January 15, 1997 between American
                            Health Properties, Inc. and The Bank of New York as
                            Trustee, filed as Exhibit 4.1 to the Company's Current
                            Report on Form 8-K dated January 21, 1997, and
                            incorporated by reference.

          4.3            -- Certificate of Designations of Psychiatric Group
                            Preferred Stock, incorporated by reference from Exhibit
                            4.1 to the Current Report on Form 8-K dated August 14,
                            1995
          4.4            -- Certificate of Designations of Series B Preferred Stock,
                            filed as Exhibit 4.1 to the Company's Registration
                            Statement on Form 8-A filed November 7, 1997, and
                            incorporated herein by reference.
          4.5            -- Specimen Stock to Common Stock, incorporated by reference to Exhibit 4.10 to Statement on Form S-3 dated September
                            26, 1995 (No. 33-61895)
          4.6            -- Rights Agreement, dated as of April 10, 1990, filed as
                            Exhibit 2 to the Company's Registration Statement on Form
                            8-A dated April 20, 1990, and incorporated herein by
                            reference.
          5.1*           -- Opinion of Davis, Graham & Stubbs, LLP
         23.1            -- Consent of Arthur Andersen LLP, independent public
                            accountants
         23.2*           -- Consent of Davis, Graham & Stubbs, LLP (included in
                            Exhibit 5.1)
         24.1            -- Powers of Attorney (included in signature page)

---------------

* To be filed by amendment

ITEM 22.  UNDERTAKINGS

     (A) The undersigned hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

        Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (B) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (C) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (D) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subject to the effective date of the registration statement through the date of responding to the request.

     (E) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the Company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (F) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (G) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (f) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Englewood, State of Colorado on the 27th day of March, 1998.

                                          AMERICAN HEALTH PROPERTIES, INC.

                                          By:    /s/ JOSEPH P. SULLIVAN
                                            ------------------------------------
                                            Joseph P. Sullivan
                                            Chairman of the Board of Directors,
                                            President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joseph P. Sullivan and Michael J. McGee, and each or either of them as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, including any amendments under Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute may lawfully do or cause to be done by virtue hereof.

           /s/ JOSEPH P. SULLIVAN              Chairman of the Board of           March 27, 1998
---------------------------------------------  Directors, President and Chief
             Joseph P. Sullivan                Executive Officer

            /s/ MICHAEL J. MCGEE               Senior Vice President, Chief       March 27, 1998
---------------------------------------------  Financial Officer (Principal
              Michael J. McGee                 Financial and Accounting Officer)
                                               and Assistant Secretary

              /s/ ROYCE DIENER                 Director                           March 27, 1998
---------------------------------------------
                Royce Diener

             /s/ JAMES L. FISHEL               Director                           March 27, 1998
---------------------------------------------
               James L. Fishel

          /s/ JAMES D. HARPER, JR.             Director                           March 27, 1998
---------------------------------------------
            James D. Harper, Jr.

             /s/ SHELDON S. KING               Director                           March 27, 1998
---------------------------------------------
               Sheldon S. King

          /s/ JOHN P. MAMANA, M.D.             Director                           March 27, 1998
---------------------------------------------
            John P. Mamana, M.D.

                                               Director
---------------------------------------------
               Louis T. Rosso

                               INDEX TO EXHIBITS

  EXHIBIT
    NO.                                EXHIBIT
  -------                              -------
    23.1     -- Consent of Arthur Andersen LLP, independent public
                accountants
    24.1     -- Powers of Attorney (included in signature page)